                    December 19, 2007

VIA EDGAR
Daniel Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, DC  20549

Re:           Knight Transportation, Inc. (the "Company")
Definitive Schedule 14A
Filed April 20, 2007
File No. 001-32396

Dear Mr. Morris:

We hereby submit the Company's response to the Staff's comment conveyed in a letter to Mr. Kevin P. Knight, the Chief Executive Officer of the Company, dated December 12, 2007, with respect to the above-referenced Form 14A Definitive Proxy Statement.

In connection herewith, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.           Comment:

While we note your supplemental responses to prior comments 5 and 6, you have not confirmed that you will provide this information in your future filings.  Please confirm that you will disclose in future filings your performance targets for the most recently-completed fiscal year and the current fiscal year (if known) as well as the additional information included in your supplemental responses to our prior comments 5 and 6.

Response:

We will revise future filings to disclose our performance targets for the most recently-completed fiscal year and the current fiscal year (if known) as well as the additional information included in our supplemental responses to your prior comments 5 and 6.

Should you have any questions or require additional information, please do not hesitate to contact me at (602) 606-6224.

Sincerely,

/s/ David A. Jackson
David A. Jackson
Chief Financial Officer